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[Davis Wright Tremaine LLP letterhead]




December 29, 2008

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-0405
Attn:  Mellissa Campbell Duru

Re:      Uwink, Inc.
         Schedule 13E-3 filed December 5, 2008
         File No. 5-79302

Dear Ms. Duru:

On behalf of uWink, Inc., a Delaware corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated December 22, 2008.

The Commission issued a comment letter dated December 22, 2008 based upon the Commission's review of the Company's Schedule 13E-3 filed on December 5, 2008. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the Staff, each comment is repeated verbatim with the Company's response immediately following.

Schedule 13E-3
--------------

Exhibit 16A.1 (i)-1 Offer to Purchase
-------------------------------------

1. Include a brief statement as to the accounting treatment of the tender offer, or explain why such disclosure is not material in the context of this transaction. SEE Item 1004(a)(1)(xi) of Regulation M-A.



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United States Securities and Exchange Commission
December 29, 2008
Page 2



RESPONSE: We have included a brief statement as to the accounting treatment of the tender offer under "Summary of Terms" on page 4 and under a separate heading entitled "Accounting Treatment" under "Effects of the Tender Offer" on page 14 of Amendment No. 1. This statement was also included on page 14 in our original filing.

Purposes of the Offer, page 9
-----------------------------

2. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company's operating history. SEE Item 1013(c) of Regulation M-A.

RESPONSE: We have included a statement as to why we are seeking to undertake the going private transaction AT THIS TIME under "Special Factors - Background of the Tender Offer" on page 9 of Amendment No. 1.

3. Your disclosure implies that the Board of Directors believed the benefits of going private outweigh the benefits of remaining a public company. Specifically, one of the factors you reference is the Board's belief that the company would be able to raise more capital privately than if it remained a public company. Please revise to disclose the basis for this assumption.

RESPONSE: We have provided disclosure regarding the basis for our Board's belief that we will be able to better raise capital privately than publicly under "Special Factors - Background of the Tender Offer" on page 9 of Amendment No.
1.

Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other
-------------------------------------------------------------------
Alternatives, page 12
---------------------

4. Although you disclose the alternatives considered with respect to the odd-lot tender offer structure versus other means of going private, revise to specifically clarify whether the Board discussed the alternative of remaining a public company. SEE Item 1013(b) of Regulation M-A.

RESPONSE: We have revised the discussion under "Our Reasons For Pursuing The Odd-Lot Offer Rather Than Other Alternatives" on page 12 of Amendment No. 1 to clarify that our Board did discuss and reject the alternative of remaining a public company.



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United States Securities and Exchange Commission
December 29, 2008
Page 3


Determination of Fairness by our Board of Directors, page 15
------------------------------------------------------------

5. Revise all the disclosures regarding fairness of the transaction throughout the document to separately address fairness to unaffiliated shareholders who will retain their interest in the company from those who will be cashed out. For example, on page 16 and 17, you disclose that the Board considered the adverse impact to shareholders who do not participate in the offer. If the tender offer results in the company becoming eligible to deregister its shares and the company ceases to be subject to SEC reporting or proxy disclosure requirements, shareholders who retain an interest in the company will face adverse effects with respect to the liquidity, trading volume and marketability of your common stock. Revise to supplement your discussion of how the Board concluded that this aspect of the transaction is fair to this group of unaffiliated holders (i.e. unaffiliated shareholders who are shareholders of the company after the tender offer). SEE Question and Answer #19 in Exchange Act Release No. 34-17719. In addition, please provide the corresponding disclosures required by Item 1014(b), including those factors identified in Instruction 2, in support of this determination.

RESPONSE: We have revised all the disclosures throughout the document, and in particular under "Determination of Fairness of Offer by our Board of Directors" on pages 17-19 of Amendment No. 1, regarding fairness of the transaction to separately address unaffiliated non-tendering holders. We have revised this discussion to supplement how our Board concluded that deregistration is fair to unaffiliated non-tendering holders and provided corresponding disclosures required by 1014(b), including the factors identified in Instruction 2, in support of this determination.

6. We note disclosure of the Board's determination that the price was a "fair and motivating price" and the Board's consideration of other prices "at which an odd-lot offer for so few shares per odd-lot holder" would be compelling enough to motivate holders to participate. Revise to disclose all other purchase prices considered by the Board and the fairness considerations that the Board undertook when it rejected any other prices.

RESPONSE: We have provided disclosure on all other purchase prices considered by the Board and the fairness considerations that the Board undertook when it rejected those prices under "Determination of Fairness of Offer by our Board of Directors" on pages 16 and 18 of Amendment No. 1.

7. You disclose that the Board considered current market prices, historical stock prices and trading volume activity in determining the fairness of the purchase price. We refer you to the range of the closing high prices for the common stock during the last quarter which ranged between $0.95 to $1.73. Given the premium to the purchase price that this range represents, please revise to address how the Board considered historical prices and why it ultimately decided on the price of $0.50 per share.



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United States Securities and Exchange Commission
December 29, 2008
Page 4


RESPONSE: We have revised the discussion under "Determination of Fairness of Offer by our Board of Directors" on pages 16 and 19 of Amendment No. 1 to address how the Board considered historical prices and why it ultimately decided on the $0.50 Offer price, in light of the range of high closing prices for our common stock in 2008.

8. Please revise to affirmatively indicate whether or not the Board reasonably believes the transaction is procedurally fair to unaffiliated security holders. Your discussion should explicitly address whether the Board deemed the structure of the transaction to be procedurally fair given that the tender offer eliminates the need for a stockholder vote. SEE Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

RESPONSE: We have revised the document on page 20 to affirmatively indicate that the Board deemed that the transaction is procedurally fair to unaffiliated non-tendering holders, given that the Offer could result in our going private without a shareholder vote.

Conditions to the Offer, page 19
--------------------------------

9. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived at or before expiration of the offer. Revise to make clear that the conditions of the offer may not be asserted after the offer's expiration.

RESPONSE: We have revised the document on page 21 to make clear that the conditions to the Offer may not be asserted after the Offer's expiration.

10. We note your reservation of the right to amend the offer at "any time and from time to time." Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that a least five business days remain in the offer following notice of the material change.

RESPONSE: We have revised our disclosure on page 22 to indicate that, in the event of a material change in the Offer, including the waiver of a material condition, we will extend the Offer period if necessary so that at least five business days remain in the Offer following notice of the material change.


11. You disclose under this heading that should you fail to exercise any of your rights, such failure shall not "constitute a waiver of those rights." Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE: We hereby confirm our understanding that when a condition is triggered and we decide to proceed with the Offer anyway, that this decision will be considered a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, we may be required to extend the Offer and recirculate new disclosure to security holders. We may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so. We have included disclosure to this effect on page 21 of Amendment No. 1.



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United States Securities and Exchange Commission
December 29, 2008
Page 5


Summary Consolidated and Pro Forma Financial Information, page 30
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12.      Please provide complete summarized financial information as required by
         Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer. We note, for example, that all of the information required under Item 1010(c) of Regulation M-A has not been provided.

RESPONSE: We have supplemented the disclosure under "Summary Consolidated and Pro Forma Financial Information" on pages 30-32 of Amendment No. 1 to provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3, including all information required under Item 1010(c) of Regulation M-A.

Incorporation of Certain Documents by Reference, page 32
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13.      Advise us of the authority upon which Uwink relies to incorporate documents filed in the future by reference. Alternatively, revise this section to affirmatively state that Uwink will amend the Schedule 13E-3 to the extent it determines that it must incorporate by reference any documents filed in the future.

RESPONSE: We have revised this section on page 32 of Amendment No. 1 to affirmatively state that we will amend the Schedule 13E-3 to the extent we determine that we must incorporate by reference any documents filed in the future.




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United States Securities and Exchange Commission
December 29, 2008
Page 6


We have included a statement from uWink, Inc. (the "Company"), attached hereto as Exhibit A, acknowledging that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,

Davis Wright Tremaine LLP

/s/ David Wilson

David Wilson




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United States Securities and Exchange Commission
December 29, 2008
Page 7


Exhibit A

uWink, Inc.(the "Company") hereby acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



By:  /s/ Peter Wilkniss
Peter Wilkniss
President and Chief Operating Officer